Exhibit 23.1

CONSENT OF
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statement No.333-176261 on Form S-8 and to the use of our reports dated March 21, 2013 relating to the consolidated financial statements of Sonde Resources Corp. (which report expresses an unmodified opinion and includes an emphasis of matter paragraph related to the existence of material uncertainties that cast substantial doubt about Sonde Resource Corp.’s ability to continue as a going concern) and the effectiveness of Sonde Resources Corp.'s internal control over financial reporting appearing in this Annual Report on Form 40-F of Sonde Resources Corp. for the year ended December 31, 2012.

/s/  Deloitte LLP

Independent Registered Chartered Accountants

Calgary, Canada
March 21, 2013